EXHIBIT 13.4



PRINCIPAL COLLECTIONS INFORMATION IN AUD (AND USD WHERE INDICATED) AGGREGATED TO THE DATE OF THE LAST PAYMENT

Aggregate coupon interest paid to noteholders of each class of notes Class A2: USD 13,051,700.52

Aggregate of Principal payments made in respect to each class of notes:
Class A2: USD 136,586,200.00

Aggregate Mortgage Principal Repayments received for the period:

Scheduled    AUD  14,161,942.48
Unscheduled  AUD 301,511,551.73

Aggregate of all redraws on housing loans:
AUD 71,773,846.37

Aggregate of outstanding balance of housing loans at the end of the period:
AUD 1,361,523,177.55

Aggregate Income of the trust for the period:   AUD 87,137,984.42
Aggregate Expenses of the trust for the period: AUD 73,963,041.85

Interest rates for the period:

Class A2 Notes(average):      1.6900%

Delinquency and loss statistics with respect to the housing loans:

Loss:             Nil
Delinquency:      0-29 days    1.42%
                  30 -59 days  0.34%
                  60+ days     0.24%